UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

The Carlyle Group Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

14316J108

(CUSIP Number)

Jeffrey W. Ferguson

General Counsel

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004

(202) 729-5626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14316J108	13D	Page 2 of 4 pages

1	Names of Reporting Persons Carlyle Group Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 204,199,217
	8	Shared Voting Power 0
	9	Sole Dispositive Power 17,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 204,199,217
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 57.8%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 14316J108	13D	Page 3 of 4 pages

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (“SEC”) on January 10, 2020 and amended on February 25, 2020, May 11, 2020, July 6, 2020 and November 17, 2020 (as amended to date, the “Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of The Carlyle Group Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

The Reporting Person may be deemed to be the beneficial owner of shares of Common Stock underlying Proxies that it holds. As of December 31, 2020, the Reporting Person held Proxies with respect to 204,199,217 shares of Common Stock. This change in the number of shares of Common Stock underlying the Proxies represents a change in the Reporting Person’s beneficial ownership of 1% or more since the last amendment to the Schedule 13D filed by the Reporting Person and therefore, the Reporting Person is filing this Amendment No. 5.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) – (b)

The following sets forth, as of December 31, 2020, the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by the Reporting Person, as well as the number of shares of Common Stock as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of December 31, 2020, based on 353,520,576 shares of Common Stock outstanding as of December 31, 2020.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Carlyle Group Management L.L.C.	204,199,217	57.8%	204,199,217	0	17,000	0

The Reporting Person directly holds 17,000 shares of Common Stock, and may be deemed to have sole voting power over 204,199,217 shares of Common Stock (including the shares underlying the Proxies).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2021	CARLYLE GROUP MANAGEMENT L.L.C.

	By:	/s/ Jeffrey W. Ferguson
	Name:	Jeffrey W. Ferguson
	Title:	General Counsel